January 31, 2020

David Melcon
Chief Financial Officer and Investor Relations Officer
Telefonica Brasil S.A.
Av. Eng  Lu s Carlos Berrini, 1376 - 28  andar
S o Paulo, S.P.
Federative Republic of Brazil

       Re: Telefonica Brasil S.A.
           Form 20-F for the Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-14475

Dear Mr. Melcon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Investor Relations